SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Consolidated Financial Information Petróleo Brasileiro S.A. - PETROBRAS and Subsidiaries June 30, 2006 and 2005 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Review Report of Independent Registered Public Accounting Firm	3
Consolidated Balance Sheets	4
Consolidated Statements of Income	7
Consolidated Statements of Cash Flows	9
Consolidated Statements of Changes in Shareholders' Equity	11
Notes to the Consolidated Financial Statements	14

1. Basis of Financial Statements Preparation	14
2. Recently Adopted Accounting Standards	15
3. Derivative Instruments, Hedging and Risk Management Activities	15
4. Income Taxes	19
5. Inventories	19
6. Petroleum and Alcohol Account, Receivable from Federal Government	20
7. Financings	21
8. Financial Income (Expenses), Net	24
9. Project Financings	24
10. Capital Lease Obligations	27
11. Employees’ Post-retirement Benefits and Other Benefits	27
12. Shareholders’ Equity	29
13. Contingencies .	31
14. Segment Information	33
15. New Hydrocarbons Law of Bolivia	42
16. Review of Operating Agreements in Venezuela	43
17. Subsequent Events.	44

Review Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - PETROBRAS
Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS (and subsidiaries) as of June 30, 2006, the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month period ended June 30, 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity accounting principles generally accepted in the United States.

The consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS as of and for the year ended December 31, 2005, were audited by other independent registered public accounting firm whose report dated February 17, 2006, expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance as to the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005. Additionally, the condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month period ended June 30, 2005 were reviewed by another independent registered public accounting firm, who issued an unqualified review report dated August 11, 2005. These condensed consolidated financial statements were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance as to those statements.

August 25, 2006

KPMG Auditores Independentes

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
June 30, 2006 and December 31, 2005
Expressed in Millions of United States Dollars

	June 30,	December 31,
	2006	2005

	(unaudited)	(Note 1)

Assets

Current assets
Cash and cash equivalents	10,385	9,871
Marketable securities	324	456
Accounts receivable, net	5,110	6,184
Inventories (Note 5)	7,293	5,305
Deferred income taxes	566	473
Recoverable taxes	2,567	2,087
Advances to suppliers	945	652
Other current assets	898	750

	28,088	25,778

Property, plant and equipment, net	51,365	45,920

Investments in non-consolidated companies and other investments	2,718	1,810

Other assets
Accounts receivable, net	581	607
Advances to suppliers	548	489
Petroleum and alcohol account – receivable
from Federal Government (Note 6)	359	329
Government securities	401	364
Marketable securities	223	129
Restricted deposits for legal proceedings and guarantees (Note 13)	852	775
Recoverable taxes	660	639
Goodwill	242	237
Prepaid expenses	220	246
Fair value asset of gas hedge (Note 3 (c))	-	547
Other assets	761	755

	4,847	5,117

Total assets	87,018	78,625

The accompanying notes are an integral part of these consolidated financial statements.

	June 30,	December 31,
	2006	2005

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	4,540	3,838
Short-term debt (Note 7)	1,124	950
Current portion of long-term debt (Note 7)	1,752	1,428
Current portion of project financings (Note 9)	2,126	2,413
Current portion of capital lease obligations (Note 10)	226	239
Accrued interest	292	221
Income taxes payable	683	409
Taxes payable, other than income taxes	3,297	3,014
Payroll and related charges	919	918
Dividends and interest on capital payable	45	3,068
Contingencies (Note 13)	90	72
Advances from customers	408	609
Employees’ post-retirement benefits obligation - Pension	190	206
Other payables and accruals	992	770

	16,684	18,155

Long-term liabilities
Long-term debt (Note 7)	10,400	11,503
Project financings (Note 9)	3,324	3,629
Capital lease obligations (Note 10)	930	1,015
Employees’ post-retirement benefits obligation - Pension	4,331	3,627
Employees’ post-retirement benefits obligation - Health care	3,571	3,004
Deferred income taxes	2,739	2,159
Provision for abandonment	903	842
Contingencies (Note 13)	238	238
Deferred purchase incentive (Note 3 (c))	-	144
Other liabilities	388	318

	26,824	26,479

Minority interest	1,631	1,074

The accompanying notes are an integral part of these consolidated financial statements.

	June 30,	December 31,
	2006	2005

Shareholders’ equity (Note 12)	(unaudited)	(Note 1)
Shares authorized and issued
Preferred share – 2006 and 2005 - 1,849,478,028 shares	7,711	4,772
Common share – 2006 and 2005 - 2,536,673,672 shares	10,959	6,929
Capital reserve	172	159
Retained earnings
Appropriated	14,796	20,095
Unappropriated	16,799	11,968
Accumulated other comprehensive income
Cumulative translation adjustments	(6,774)	(9,432)
Amounts not recognized as net periodic pension cost, net of tax	(2,089)	(1,930)
Unrealized gains on available for sale securities, net of tax	305	356

	41,879	32,917

Total liabilities and shareholders’ equity	87,018	78,625

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
June 30, 2006 and 2005
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

(Unaudited)

	Six-month period ended
		June 30,

	2006	2005

Sales of products and services	43,775	32,292
Less:
Value-added and other taxes on sales and services	(8,540)	(6,460)
Contribution of intervention in the economic domain charge - CIDE	(1,714)	(1,404)

Net operating revenues	33,521	24,428

Cost of sales	17,169	12,614
Depreciation, depletion and amortization	1,633	1,401
Exploration, including exploratory dry holes	301	276
Selling, general and administrative expenses	2,361	1,887
Research and development expenses	339	166
Other operating expenses	278	657

Total costs and expenses	22,081	17,001

Equity in results of non-consolidated companies	57	74
Financial income (Note 8)	401	113
Financial expenses (Note 8)	(896)	(744)
Monetary and exchange variation on monetary assets and liabilities, net
(Note 8)	159	453
Employee benefit expense for non-active participants	(508)	(458)
Other taxes	(287)	(167)
Other expenses, net	(32)	(84)

	(1,106)	(813)

Income before income taxes and minority interest	10,334	6,614

The accompanying notes are an integral part of these consolidated financial statements.

	Six-month period ended
		June 30,

	2006	2005

Income taxes expense (Note 4)
Current	(3,225)	(1,491)
Deferred	(265)	(592)

	(3,490)	(2,083)

Minority interest in results of consolidated subsidiaries	(330)	(366)

Net income for the period	6,514	4,165

Net income applicable to each class of shares
Common	3,767	2,409
Preferred	2,747	1,756

Net income for the period	6,514	4,165

Basic and diluted earnings per: (Note 12)
Common and Preferred share	1.49	0.95*
Common and Preferred ADS	5.96	3.80*
Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672*
Preferred	1,849,478,028	1,849,478,028*

* Restated for the effect of the 4-1 stock split on September 1, 2005 (See Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
June 30, 2006 and 2005
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month period ended
		June 30,

	2006	2005

Cash flows from operating activities
Net income for the period	6,514	4,165
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,633	1,401
Dry hole costs	147	129
Loss on sale of property, plant and equipment	76	36
Deferred income taxes	265	592
Equity in results of non-consolidated companies	(57)	(74)
Minority interest in results of consolidated subsidiaries	330	366
Foreign exchange and monetary (gain)/loss	(294)	(115)
Financial expense/(income) on gas hedge operations	499	138
Others	2	(22)

Decrease (increase) in assets:
Accounts receivable, net	1,485	(312)
Marketable securities	93	180
Inventories	(1,463)	(165)
Recoverable taxes	(365)	59
Advances to suppliers	(242)	(93)
Others	(183)	16

Increase (decrease) in liabilities:
Trade accounts payable	496	267
Payroll and related charges	(70)	(94)
Income taxes payable	268	(79)
Employees’ post-retirement benefits, net of unrecognized pension obligation	608	532
Accrued interest	(48)	88
Advances to clients	(250)	(46)
Other liabilities	(262)	(92)

Net cash provided by operating activities	9,182	6,877

The accompanying notes are an integral part of these consolidated financial statements.

	Six-month period ended
		June 30,

	2006	2005

Cash flows from investing activities
Additions to property, plant and equipment	(5,979)	(4,405)
Others	201	(111)

Net cash used in investing activities	(5,778)	(4,516)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	91	(211)
Proceeds from issuance and draw-down on long-term debt	217	535
Principal payments on long-term debt	(651)	(657)
Proceeds from project financings	504	332
Payments of project financings	(452)	(401)
Payment of capital lease obligations	(152)	(256)
Dividends paid to shareholders	(3,078)	(1,908)
Dividends paid to minority interests	(32)	(22)

Net cash used in financing activities	(3,553)	(2,588)

Decrease in cash and cash equivalents	(149)	(227)
Effect of exchange rate changes on cash and cash equivalents	663	600
Cash and cash equivalents at beginning of period	9,871	6,856

Cash and cash equivalents at end of period	10,385	7,229

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
June 30, 2006 and 2005
Expressed in Millions of United States Dollars (except per-share amounts)

(Unaudited)

	Six-month period ended
		June 30,

	2006	2005

Preferred shares
Balance at January 1	4,772	4,772
Capital increase from undistributed earnings reserve	2,939	-

Balance at June 30	7,711	4,772

Common shares
Balance at January 1	6,929	6,929
Capital increase from undistributed earnings reserve	4,030	-

Balance at June 30	10,959	6,929

Capital reserve - fiscal incentive
Balance at January 1	159	134
Transfer from unappropriated retained earnings	13	22

Balance at June 30	172	156

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(9,432)	(12,539)
Foreign currency translation gain	2,658	3,134

Balance at June 30	(6,774)	(9,405)

Amounts not recognized as net periodic pension cost, net of tax
Balance at January 1	(1,930)	(1,975)
Decrease in additional minimum liability	(240)	(387)
Tax effect on above	81	131

Balance at June 30	(2,089)	(2,231)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
June 30, 2006 and 2005
Expressed in Millions of United States Dollars (except per-share amounts)

(Unaudited)

	Six-month period ended
		June 30,

	2006	2005

Unrecognized gains on available for sale securities
Balance at January 1	356	460
Unrealized losses	(76)	(148)
Tax effect on above	25	50

Balance at June 30	305	362

Appropriated retained earnings

Legal reserve
Balance at January 1	2,225	1,520
Transfer from unappropriated retained earnings, net of gain or loss
on translation	181	197

Balance at June 30	2,406	1,717

Undistributed earnings reserve
Balance at January 1	17,439	9,688
Capital increase	(6,969)	-
Transfer from unappropriated retained earnings, net of gain or loss on
translation	1,454	1,253

Balance at June 30	11,924	10,941

The accompanying notes are an integral part of these consolidated financial statements.

	Six-month period ended
		June 30,

	2006	2005

Statutory reserve
Balance at January 1	431	318
Transfer from unappropriated retained earnings, net of gain or loss on
translation	35	41

Balance at June 30	466	359

Total appropriated retained earnings	14,796	13,017

Unappropriated retained earnings

Balance at January 1	11,968	13,199
Net income for the period	6,514	4,165
Dividends (2005 – US$0.21 (*) to common and preferred shares)	-	(932)
Appropriation (to) fiscal incentive reserves	(13)	(22)
Appropriation (to) reserves	(1,670)	(1,491)

Balance at June 30	16,799	14,919

Total shareholders' equity	41,879	28,519

Comprehensive income is comprised as follows:

Net income for the period	6,514	4,165
Cumulative translation adjustments	2,658	3,134
Amounts not recognized as net periodic pension cost	(159)	(256)
Unrealized loss on available for sale securities, net	(51)	(98)

Total comprehensive income	8,962	6,945

(*) Restated for the effect of the 4-1 stock split on September 1, 2005 (See Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except as otherwise specifically indicated)

(Unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and the notes thereto.

The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2006.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

At its September 2005 meeting, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” Issue 04-13 requires that two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, be combined and considered as a single arrangement for purposes of applying the provisions of Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” when the transactions are entered into “in contemplation” of one another. The Company adopted the EITF 04-13 on a prospective basis as from April 1, 2006. There are no new arrangements entered into, nor modifications or renewals of existing arrangements in connection with EITF 04-13 from April 1 to June 30, 2006. Net operating revenues and cost of sales were not affected by EITF 04-13.

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of its business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a)  Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

The call and put portion of the Company’s zero cost foreign exchange collars at June 30, 2006 have a fair value of US$20 and US$1, respectively (US$12 and US$1 at December 31, 2005).

b)  Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently under earnings, irrespective of when physical crude sales occur. During the six-month periods ended June 30, 2006 and 2005, the Company carried out economic hedging activities on 21.6% and 13.8%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a loss of US$10 and a loss of US$1 during the six-month periods ended June 30, 2006 and 2005, respectively.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

c) Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), was executed with the purpose of reducing the effects of price volatility under the GSA.

The terms of the PVRC include a collar for the period from 2005 to 2019, with the Company receiving cash payments when the calculated price is above the established ceiling, and the Company making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

As of December 31, 2005, the Company recorded a derivative asset based on the fair value calculation amounting to US$547 and a liability of US$144, which is deemed a deferred purchase incentive.

Due to the new Hydrocarbons Law of Bolivia (See Note 15), the other party involved in the PVRC contested the contract, alleging among other, “force majeure” and excessive onus. On August 12, 2006, the parties agreed to cancel the PVRC. As a result, on August 14, 2006 the Company received US$41 and wrote-off accounts receivable related to the PVRC amounting to US$77.

The Company adjusted the fair value asset and liabilities related to the PVRC by recording a financial expense of US$328 during the first quarter of 2006 as a result of the tax increases in Bolivia. In the second quarter of 2006, the Company wrote-off the remaining fair value asset of US$94 as a consequence of the contract cancellation.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce its exposure to interest rate fluctuations and may use these financial instruments in the future.

e) Risk Management activity at PEPSA

From time to time, PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. As of June 30, 2006, PEPSA did not have any position in derivative instruments covering such risks.

The Company makes forward sales of US dollars in exchange for Argentine pesos. As of June 30, 2006, the face value of effective contracts amounting to US$8 at the average exchange rate of 3.28 Argentine pesos per US dollar. For the six-mounth period ended June 30,2006, the Company recognized a gain of US$1.

4. Income Taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income taxes expense recorded in these consolidated financial statements.

	Six-month period ended June 30,

	2006	2005

Income before income taxes and minority interest	10,334	6,614

Tax expense at statutory rates - (34%)	(3,514)	(2,249)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(96)	(118)
Tax benefit on interest on shareholders’ equity	-	317
Non deductible depreciation	65	-
Others	55	(33)

Income tax expense per consolidated statement of income	(3,490)	(2,083)

5. Inventories

	June 30,	December 31,
	2006	2005

Products
Oil products	2,930	2,020
Fuel alcohol	79	66

	3,009	2,086

Raw materials, mainly crude oil	3,151	2,266
Materials and supplies	950	811
Others	183	142

	7,293	5,305

6. Petroleum and Alcohol Account - Receivable from Federal Government

a) Changes in the Petroleum and alcohol account

The following summarizes the changes in the Petroleum and alcohol account for the six-month period ended June 30, 2006:

Six-month period
ended June 30, 2006

Opening balance	329
Financial income	3
Translation gain	27

Ending balance	359

The Petroleum and alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account.

b) Settlement of the Petroleum and alcohol account with the Federal Government

As defined in Law no. 10,742 dated October 06, 2003, the settlement of the Petroleum and alcohol account with the Federal Government should have been completed by June 30, 2004. The Company has been working with the Ministry of Mines and Energy - MME and Secretary of the National Treasury - STN in order to resolve remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and alcohol account; (2) offset of the balance of the Petroleum and alcohol account, with any other amount owed by the Company to the Federal Government, including taxes; or (3) by a combination of the above options.

7. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	June 30,	December 31,
	2006	2005

Imports - oil and equipment	344	340
Working capital	780	610

	1,124	950

The weighted average annual interest rates on outstanding short-term borrowings were 5.65% and 4.09% at June 30, 2006 and December 31, 2005, respectively.

b) Long-term debt

• Composition

	June 30,	December 31,
	2006	2005

Foreign currency
Notes	5,313	5,871
Financial institutions	2,971	3,215
Sale of future receivables	712	1,241
Suppliers’ credits	1,278	1,349
Senior exchangeable notes	330	330
Assets related to export program be offset against
sales of future receivables	(150)	(300)
Repurchased securities (1)	(356)	(356)

	10,098	11,350

b) Long-term debt (Continued)

	June 30,	December 31,
	2006	2005

Local currency
National Economic and Social Development Bank - BNDES	326	298
Debentures:
BNDES	305	291
Other banks	1,025	935
Others	398	57

	2,054	1,581

Total	12,152	12,931
Current portion of long-term debt	(1,752)	(1,428)

	10,400	11,503

(1) At June 30, 2006 and December 31, 2005, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46 (R), in the total amount of US$713 and US$2,078, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$356 for June 30, 2006 and December 31, 2005, and project financings, of US$357 and US$1,722, respectively (See also Note 9). Gains and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. During the six-month period ended June 30, 2005, the Company recognized net losses on extinguishment of debt of US$15. During the six-month period ended June 30, 2006, the Company had no debt reissuances. As of June 30, 2006, the Company had an outstanding balance of net premiums on reissuance of US$43.

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	June 30,	December 31,
	2006	2005

Currency
United States dollars	9,442	10,679
Japanese Yen	384	409
Euro	272	262

	10,098	11,350

• Maturities of the principal of long-term debt

The long-term portion at June 30, 2006 becomes due in the following years:

2007	996
2008	1,533
2009	814
2010	1,568
2011	1,096
2012 and thereafter	4,393

10,400

• Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	June 30,	December 31,
	2006	2005

Foreign currency
6% or less	3,058	3,686
Over 6% to 8%	2,314	2,603
Over 8% to 10%	4,443	4,491
Over 10% to 15%	283	570

	10,098	11,350

Local currency
6% or less	360	85
Over 6% to 8%	311	266
Over 8% to 10%	275	264
Over 10% to 15%	1,108	966

	2,054	1,581

	12,152	12,931

8. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the six-month periods ended June 30, 2006 and 2005 are as follows:

	Six-month period ended June 30,

	2006	2005

Financial expenses
Loans and financings	(544)	(539)
Capitalized interest	460	251
Leasing	(56)	(48)
Project financings	(213)	(142)
Losses on derivative instruments	-	(87)
Losses on fair value of gas hedge	(499)	(103)
Others	(44)	(76)

	(896)	(744)

Financial income
Investments	102	(68)
Clients	114	40
Government securities	54	24
Advances to suppliers	14	18
Others	117	99

	401	113

Monetary and exchange variation on monetary assets and liabilities, net	159	453

	(336)	(178)

9. Project Financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46 (r), and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

9. Project Financings (Continued)

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at June 30, 2006 and December 31, 2005:

	June 30,	December 31,
	2006	2005

Barracuda/Caratinga	1,635	2,435
Cabiúnas	741	799
Charter Development - CDC	557	346
Nova Transportadora do Sudeste - NTS	504	461
Nova Transportadora do Nordeste - NTN	461	385
Companhia Locadora de Equipamentos Petrolíferos - CLEP	384	1,700
Espadarte/Voador/Marimbá (EVM)	341	399
NovaMarlim	326	286
Transportadora Gasene	271	236
Codajás	240	215
PDET Offshore S.A.	183	188
Cia Petrolífera Marlim	87	139
Pargo, Carapeba, Garoupa and Cherne (PCGC)	41	35
Albacora	36	55
Fundo de Investimento Imobiliário - FII	-	85
Repurchased securities (1)	(357)	(1,722)

	5,450	6,042

Current portion of project financings	(2,126)	(2,413)

	3,324	3,629

(1) At June 30, 2006 and December 31, 2005, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings (See also Note 7).

9. Project Financings (Continued)

The Company has received certain advances amounting to US$377 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At June 30, 2006, the long-term portion of project financing becomes due in the following years:

2007	743
2008	761
2009	692
2010	436
2011	471
2012 and thereafter	221

3,324

As of June 30, 2006, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

PDET Offshore S.A.	887
REVAP	864
Charter Development - CDC	239
Codajás	139
Transportadora Gasene	116
Mexilhão	73
Nova Transportadora do Nordeste - NTN	61
Nova Transportadora do Sudeste - NTS	48

2,427

10. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At June 30, 2006, these assets had a net book value of US$1,372 (US$1,419 at December 31, 2005).

The following is a schedule by year of the future minimum lease payments at June 30, 2006:

2006	153
2007	291
2008	307
2009	279
2010	226
2011	111
2012 and thereafter	97

Estimated future lease payments	1,464

Less amount representing interest at 6.2% to 12.0% annual	(308)

Present value of minimum lease payments	1,156
Less current portion of capital lease obligations	(226)

Long-term portion of capital lease obligations	930

11. Employees’ Post-retirement Benefits and Other Benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2005, the Company made contributions of US$296 to pension and health care plans.

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

Net periodic benefit cost includes the following components:

	As of June 30,

	2006		2005

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Service cost - benefits earned during the period	87	40	70	35
Interest on projected benefit obligation	850	296	653	231
Expected return on plan assets	(565)	-	(442)	-
Amortization of net (gain)/ loss	157	68	188	69

	529	404	469	335
Employees’ contributions	(66)	-	(59)	-

Net periodic benefit cost	463	404	410	335

In 2003, the Company formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits.

The Company made internal studies to develop proposals with FUP, petroleum unions and other entities, in order to evaluate alternatives for a new model for the Company’s supplementary pension plan. The Company held meetings with these entities with the purpose of discussing the Petros Plan and the proposal for a new plan. One of the principal objectives of the negotiations was to define a solution to the technical deficit of the Petros Plan and also to solve the problems of structural and diagnostic issues raised in the FUP and union studies, always complying with limits imposed by the laws of Brazil.

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual Petros Plan and the implementation of a new plan, denominated Plan PETROS 2, which is subject to the Board of Directors’ approval.

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

The current stage of the negotiations does not reveal whether there will be material variations to the actuarial commitments and the results presented in the financial statements of the Company and the other companies sponsoring the Plan. The impact of joining the new plan and its related benefit costs will be valued according to the standards established in SFAS 87 and will only be computed and recognized in the accounts when the plan is implemented.

12. Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at June 30, 2006 and December 31, 2005 consisted of 2,536,673,672 common shares and 1,849,478,028 preferred shares.

The Extraordinary General Meeting held on July 22, 2005 decided to effect a split of each company share into four, resulting in a free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to article 4 of the Company’s By Laws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from September 1, 2005.

The relation between the American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the share split.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

12. Shareholders’ Equity (Continued)

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The dividends for the year ended 2005 approved at the Ordinary General Shareholder’s Meeting held on April 3, 2006, in the amount of US$2,998, corresponding to US$0.68 per common and preferred share, conforms to the bylaws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders. This dividend included interest on capital approved by the Board of Directors on June 17, 2005, in the amount of US$933, which was made available to shareholders on January 5, 2006 based on the shareholding position of June 30, 2005, corresponding to US$0.21 per common and preferred share, adjusted to give effect to the stock split of September 2005 and to US$0.84 per share without giving effect to such stock split. The dividend approved also includes interest on capital approved by the Board of Directors on December 16, 2005, which was made available to shareholders on March 22, 2006 based on the shareholding position of December 31, 2005, in the amount of US$939, corresponding to US$0.21 per common and preferred share.

These amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9.249/95. The remaining portion of US$468 were made available on May 23, 2006 as dividends, based on the stock position of April 3, 2006, corresponding to US$0.11 per common and preferential share, as approved by the Ordinary General Meeting dated on April 3, 2006. These amounts were monetarily restated from December 31, 2005 to May 23, 2006, according to the variation of the SELIC rate.

12. Shareholders’ Equity (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	Six-month period ended June 30,

	2006	2005

Net income for the period	6,514	4,165

Less priority preferred share dividends	(545)	(377)
Less common shares dividends, up to the priority preferred
shares dividends on a per-share basis	(747)	(517)

Remaining net income to be equally allocated to common and
preferred shares	5,222	3,271

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672*
Preferred/ADS	1,849,478,028	1,849,478,028*

Basic and diluted earnings per:
Common and preferred share (*)	1.49	0.95
Common and preferred ADS (*)	5.96	3.80

(*) Considers effect of 4 for 1 stock split that occurred on September 1, 2005.

13. Contingencies

The Company is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

13. Contingencies (Continued)

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

	June 30,	December 31,
	2006	2005

Labor claims	40	7
Tax claims	89	87
Civil claims	98	79
Commercials claims and other contingencies	36	62

	263	235

Contingencies for joint liability	65	75

Total	328	310

Current contingencies	(90)	(72)

Long-term contingencies	238	238

As of June 30, 2006 and December 31, 2005, in accordance with Brazilian law, the Company had paid US$852 and US$775, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

14. Segment Information

The following presents the Company's assets by segment:

	As of June 30, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets (1)	3,624	10,016	1,332	2,193	1,987	13,400	(4,464)	28,088

Cash and cash equivalents	-	-	-	-	-	10,385	-	10,385
Other current assets	3,624	10,016	1,332	2,193	1,987	3,015	(4,464)	17,703

Investments in non-consolidated companies
and other investments	9	763	493	1,321	20	112	-	2,718

Property, plant and equipment, net	29,692	9,233	6,089	4,019	1,373	959	-	51,365

Non current assets	1,325	392	898	380	226	2,079	(453)	4,847

Petroleum and alcohol account	-	-	-	-	-	359	-	359
Government securities	-	-	-	-	-	401	-	401
Other assets (1)	1,325	392	898	380	226	1,319	(453)	4,087

Total assets	34,650	20,404	8,812	7,913	3,606	16,550	(4,917)	87,018

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

	As of June 30, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets (1)	1,506	702	765	124	234	(1,138)	2,193

Cash and cash equivalents
Other current assets	1,506	702	765	124	234	(1,138)	2,193

Investments in non-consolidated companies
and other investments	1,020	52	187	11	51	-	1,321

Property, plant and equipment, net	3,103	543	181	135	67	(10)	4,019

Non current assets	528	23	40	22	315	(548)	380

Other assets (1)	528	23	40	22	315	(548)	380

Total assets	6,157	1,320	1,173	292	667	(1,696)	7,913

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

	As of December 31, 2005

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy (2)	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets (1)	2,770	8,116	1,052	1,815	1,918	12,638	(2,531)	25,778

Cash and cash equivalents	-	-	-	-	-	9,871	-	9,871
Other current assets	2,770	8,116	1,052	1,815	1,918	2,767	(2,531)	15,907

Investments in non-consolidated companies
and other investments	9	822	438	418	20	103	-	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	781	(32)	45,920

Non current assets	971	396	1,349	453	392	1,778	(222)	5,117

Petroleum and alcohol account	-	-	-	-	-	329	-	329
Government securities	-	-	-	-	-	364	-	364
Other assets (1)	971	396	1,349	453	392	1,085	(222)	4,424

Total assets	29,619	17,419	8,165	7,341	3,566	15,300	(2,785)	78,625

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

(2) With the goal of greater transparency and comparability, the results by business area of the first half of 2005 were restated in order to reflect the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

14. Segment Information (Continued)

	As of December 31, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy (2)	Distribution	Corporate	Eliminations	Total

Current assets (1)	1,486	660	552	72	227	(1,182)	1,815

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,486	660	552	72	227	(1,182)	1,815

Investments in non-consolidated companies
and other investments	141	51	204	-	22	-	418

Property, plant and equipment, net	3,801	530	192	78	59	(5)	4,655

Non current assets	452	30	54	22	419	(524)	453

Other assets (1)	452	30	54	22	419	(524)	453

Total assets	5,880	1,271	1,002	172	727	(1,711)	7,341

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

(2) With the goal of greater transparency and comparability, the results by business area of the first half of 2005 were restated in order to reflect the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

14. Segment Information (Continued)

Revenues and net income by segment are as follows:

			Six - month period ended June 30, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,061	20,556	1,369	1,919	8,616	-	-	33,521
Inter-segment net operating revenues	16,394	7,011	610	552	137	-	(24,704)	-

Net operating revenues	17,455	27,567	1,979	2,471	8,753	-	(24,704)	33,521

Cost of sales	(6,102)	(24,038)	(1,636)	(1,419)	(7,921)	-	23,947	(17,169)
Depreciation, depletion and amortization	(959)	(303)	(78)	(210)	(66)	(17)	-	(1,633)
Exploration, including exploratory dry holes	(162)	-	-	(139)	-	-	-	(301)
Selling, general and administrative expenses	(206)	(634)	(178)	(231)	(516)	(616)	20	(2,361)
Research and development expenses	(165)	(62)	(30)	(1)	(2)	(79)	-	(339)
Other operating expenses	65	20	(113)	(5)	13	(228)	(30)	(278)

Costs and expenses	(7,529)	(25,017)	(2,035)	(2,005)	(8,492)	(940)	23,937	(22,081)

Equity in results of non-consolidated companies	-	5	28	23	-	1	-	57
Financial income (expenses), net (1)	-	-	-	-	-	(336)	-	(336)
Employee benefit expense for non-active participants	-	-	-	-	-	(508)	-	(508)
Other taxes	(15)	(48)	(21)	(31)	(38)	(134)	-	(287)
Other expenses, net	(54)	(7)	(5)	(1)	-	35	-	(32)

Income (loss) before income taxes and
minority interest	9,857	2,500	(54)	457	223	(1,882)	(767)	10,334

Income tax benefits (expense)	(3,352)	(848)	28	(137)	(76)	634	261	(3,490)

Minority interest in results of consolidated subsidiaries	(110)	(12)	(108)	(110)	-	10	-	(330)

Net income (loss) for the period	6,395	1,640	(134)	210	147	(1,238)	(506)	6,514

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

	Six - month period ended June 30, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	384	541	328	656	10	-	1,919
Inter-segment net operating revenues	860	759	21	2	-	(1,090)	552

Net operating revenues	1,244	1,300	349	658	10	(1,090)	2,471

Cost of sales	(417)	(1,161)	(262)	(671)	(11)	1,103	(1,419)
Depreciation, depletion and amortization	(159)	(32)	(6)	(7)	(6)	-	(210)
Exploration, including exploratory dry holes	(139)	-	-	-	-	-	(139)
Selling, general and administrative expenses	(71)	(33)	(6)	(40)	(81)	-	(231)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	16	-	10	3	(34)	-	(5)

Costs and expenses	(770)	(1,226)	(264)	(715)	(133)	1,103	(2,005)

Equity in results of non-consolidated companies	15	8	(2)	-	2	-	23
Other taxes	(6)	(2)	-	(1)	(22)	-	(31)
Other expenses, net	(1)	-	-	-	-	-	(1)

Income (loss) before income taxes and
minority interest	482	80	83	(58)	(143)	13	457

Income tax benefits (expense)	(130)	(20)	(24)	16	25	(4)	(137)

Minority interest in results of consolidated subsidiaries	(87)	(19)	(12)	15	(16)	9	(110)

Net income (loss) for the period	265	41	47	(27)	(134)	18	210

In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

	Six-month period ended June 30, 2005

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy (2)	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	799	14,189	845	1,725	6,870	-	-	24,428
Inter-segment net operating revenues	11,544	5,368	525	372	106	-	(17,915)	-

Net operating revenues	12,343	19,557	1,370	2,097	6,976	-	(17,915)	24,428

Cost of sales	(4,714)	(16,469)	(1,038)	(1,059)	(6,292)	-	16,958	(12,614))
Depreciation, depletion and amortization	(732)	(320)	(47)	(231)	(45)	(26)	-	(1,401))
Exploration, including exploratory dry holes	(230)	-	-	(46)	-	-	-	(276)
Selling, general and administrative expenses	(152)	(541)	(138)	(190)	(416)	(450)	-	(1,887))
Research and development expenses	(61)	(21)	(10)	(1)	(1)	(72)	-	(166)
Other operating expenses	(4)	(111)	(223)	(28)	(22)	(215)	(54)	(657)

Costs and expenses	(5,893)	(17,462)	(1,456)	(1,555)	(6,776)	(763)	16,904	(17,001)

Equity in results of non-consolidated companies	-	5	31	33	-	5	-	74
Financial income (expenses), net (1)	-	-	-	-	-	(178)	-	(178)
Employee benefit expense for non-active participants	-	(1)	-	-	(19)	(438)	-	(458)
Other taxes	(9)	(15)	(11)	(21)	(32)	(79)	-	(167)
Other expenses, net	(71)	8	(23)	6	(5)	1		(84)

Income (loss) before income taxes and	6,370	2,092	(89)	560	144	(1,452)	(1,011)	6,614
minority interest

Income tax benefits (expense)	(2,166)	(710)	41	(198)	(49)	655	344	(2,083)

Minority interest in results of consolidated subsidiaries	(97)	(15)	(50)	(42)	-	(162)	-	(366)

Net income (loss) for the period	4,107	1,367	(98)	320	95	(959)	(667)	4,165

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax and minority interest line items were adjusted.

(2) With the goal of greater transparency and comparability, the results by business area of the first half of 2005 were restated in order to reflect the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

14. Segment Information (Continued)

	Six-month period ended June 30, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy (2)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	456	506	241	522	-	-	1,725
Inter-segment net operating revenues	655	625	15	1	-	(924)	372

Net operating revenues	1,111	1,131	256	523	-	(924)	2,097

Cost of sales	(271)	(1,004)	(199)	(502)	-	917	(1,059)
Depreciation, depletion and amortization	(181)	(32)	(6)	(5)	(7)	-	(231)
Exploration, including exploratory dry holes	(46)	-	-	-	-	-	(46)
Selling, general and administrative expenses	(54)	(29)	(3)	(32)	(72)	-	(190)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(37)	5	6	-	(3)	1	(28)

Costs and expenses	(589)	(1,060)	(202)	(539)	(83)	918	(1,555)

Equity in results of non-consolidated companies	3	8	2	-	19	1	33
Financial income (expenses), net (1)	-	-	-	-	-	-	-
Other taxes	(2)	(3)	-	(1)	(15)	-	(21)
Other expenses, net	(2)	-	-	-	8	-	6

Income (loss) before income taxes and
minority interest	521	76	56	(17)	(71)	(5)	560

Income tax benefits (expense)	(184)	(27)	(20)	6	25	2	(198)

Minority interest in results of consolidated subsidiaries	(32)	(15)	(6)	2	9	-	(42)

Net income (loss) for the period	305	34	30	(9)	(37)	(3)	320

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

(2) With the goal of greater transparency and comparability, the results by business area of the first half of 2005 were restated in order to reflect the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

14. Segment Information (Continued)

Capital expenditures incurred by segment for the six-month periods ended June 30, 2006 and 2005 are as follows:

	Six-month period ended June 30,

	2006	2005

Exploration and Production	3,476	2,578
Supply	904	803
Gas and Energy	472	342
International
Exploration and Production	602	361
Supply	50	26
Distribution	6	4
Gas and Energy	-	7
Distribution	127	94
Corporate	342	190

	5,979	4,405

15. New Hydrocarbons Law of Bolivia

As of May 1, 2006, Supreme Decree 28.701 came into force in Bolivia, through which, the natural hydrocarbon resources in that country were nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer most of the revenues from hydrocarbon production to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB).

The aforementioned Decree established that those fields whose average certified natural gas production in the year 2005 was greater than 100 million cubic feet per day, such as the fields in San Alberto and San Antonio in which the Company operates, shall distribute the amount of its production according to the following: 82% to the Bolivian government (18% for royalties and participation, 32% for “Direct Tax on Hydrocarbons (IDH)” and 32% through an additional participation for YPFB) and 18% for the Companies to cover operational costs, investment amortization and remuneration.

15. New Hydrocarbons Law of Bolivia (Continued)

Additionally, through this decree the Bolivian government may nationalize the shares necessary for YPFB to obtain control of Petrobras Bolívia Refinación S.A. (PBR), with a minimum of 50% plus 1, indicating YPFB´s representatives to be part of PBR´s management, as well as to sign new contracts in order to guarantee the control by the Bolivian hydrocarbon authorities. The Company indirectly holds 100% interest on PBR (Petrobras Bolívia Inversiones y Servicios S.A. - PEBIS - 51% and Petrobras Energia S.A. - 49%).

In addition, a transition period of 180 days has been established in which the Companies that are currently in operation shall enter into new agreement to be established by YPFB. Those companies that do not enter into agreements at the end of the aforementioned deadline will not be allowed to continue operating in the country.

The impacts and corresponding scope of the aforementioned Decree are still being evaluated, however up to the present time the Bolivian government has not issued any complementary regulation or described neither how the control will be surrendered nor the consideration the Company will receive. Consequently PBR and PEBIS continue their normal operations under the control and management of the Company, and hence their consolidated financial statements are still being included in the Company’s consolidated financial statements. The consolidated total assets balance of PEBIS as of June 30, 2006 amounted to US$1,178.

16. Review of operating agreements in Venezuela

In March of 2006, PESA, through its controlled and associated companies in Venezuela, entered into Memoranda of Understanding (MDE) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) in order to finalize the migration of operational agreements to mixed-capital companies. The MDEs establish that the interest of private partners in mixed-capital companies should be limited to 40%, while the Venezuelan government participates with the remaining 60%. Thus, PESA’s indirect interest in the fields of Oritupano Leona, La Concepción, Acema and Mata Areas was defined as being of 22%, 36%, 34.5% and 34.5%, respectively.

16. Review of operating agreements in Venezuela (Continued)

Pursuant to the terms of the MDE, CVP shall acknowledge dividable and transferable credits in favor of the private companies with interest in the mixed-capital companies, which shall not be subject to interest and may be used in payment of the acquisition bonus of new areas for petroleum exploration and production activities or for a license to engage in gas exploration and production. Credits attributed to PESA correspond to US$89.

By June 30, 2006 there were no significant advances in order to conclude the partnership conversion process. During the transition period and until all of the requirements to conclude the process have been performed, the consortia’s operations shall continue to be conducted by PESA under the supervision of an integrated operating committee, on which PDVSA representatives shall form the majority.

According to the corporate governance structure specified for the mixed capital companies, from April 1, 2006 the Company no longer consolidated the assets, liabilities and results referring to the aforesaid operations in its consolidated statements, but presented them as equity investments in non-consolidated companies and other investments, which increased the balance of the mentioned account in the amount of US$861.

17. Subsequent Events

a) Debt repurchase offer (Tender) of notes

At July 24, 2006, Petrobras International Finance Company (PIFCo), a wholly owned subsidiary of the Company, concluded its debt repurchase offer (Tender) of notes tendered for the five series issued by PIFCo, in the amount of US$888. Considering the notes previously purchased by the Company and its affiliates, also included in the tender, the operation reached the total value of US$1,215. The purpose of this initiative is to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation.

17. Subsequent Events (Continued)

b) Settlement of a Natural gas derivative contract

On August 12, 2006, the Company and Empresa Petrolera ANDINA, a gas producer in Bolivia, settled a Natural gas derivative contract that was executed with the purpose of reducing the effects of price volatility under long-term contract to buy gas to supply the Brazilian market (See Note 3(c)).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 06, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.